UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ocwen Financial Corporation
(Name of Issuer)
Common stock
(Title of Class of Securities)
675746 10 1
(CUSIP Number)
Barry N. Wish
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409
(561) 682-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2007; August 18, 20091
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No.	889050 10 0

1	NAMES OF REPORTING PERSONS Barry N. Wish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		209,995 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,849,118 (as of 4/30/2007); 5,240,047 (as of 8/18/2009); 5,247,662 (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		209,995 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

5,849,118 (as of 4/30/2007); 5,240,047 (as of 8/18/2009); 5,247,662 (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,059,113 (as of 4/30/2007); 5,450,042 (as of 8/18/2009); 5,457,657 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%* (as of 4/30/2007); 5.5%** (as of 8/18/2009); 5.4%*** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	889050 10 0

1	NAMES OF REPORTING PERSONS Wishco, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,812,118 (as of 4/30/2007); 5,203,047 (as of 8/18/2009); 5,210,662 (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

5,812,118 (as of 4/30/2007); 5,203,047 (as of 8/18/2009); 5,210,662 (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,812,118 (as of 4/30/2007); 5,203,047 (as of 8/18/2009); 5,210,662 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%* (as of 4/30/2007); 5.2%** (as of 8/18/2009); 5.2%*** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	889050 10 0

1	NAMES OF REPORTING PERSONS Barry Wish Family Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,000 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

37,000 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,000 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%* (as of 4/30/2007); 0%** (as of 8/18/2009); 0%*** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	889050 10 0

1	NAMES OF REPORTING PERSONS BNW Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%* (as of 4/30/2007); 0%** (as of 8/18/2009); 0%*** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	889050 10 0

1	NAMES OF REPORTING PERSONS BNW, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%* (as of 4/30/2007); 0%** (as of 8/18/2009); 0%*** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*
The ownership percentage for each Reporting Person, as defined below, as of April 30, 2007 is based upon 63,184,867 shares outstanding according to the Issuer’s Form 10-K for period ended December 31, 2006.

**
The ownership percentage for each Reporting Person, as defined below, as of August 18, 2009 is based upon 99,713,111 shares outstanding according to the Issuer’s Form 10-Q for period ended June 30, 2009 and the Issuer’s Form 8-K dated August 18, 2009, reporting the issuance of 32,200,000 shares of common stock of the Issuer.

***
The ownership percentage for each Reporting Person, as defined below, as of September 1, 2011 is based upon 100,937,283 shares outstanding according to the Issuer’s Form 10-Q/A for the period ended March 31, 2011.

This Amendment No. 3 amends and supplements the Schedule 13D, filed by Barry N. Wish, Wishco, Inc., a Delaware corporation (“Wishco”), Barry Wish Family Foundation, Inc., a Florida non-profit corporation (“Foundation”), BNW Partners L.P., a Delaware partnership, and BNW, Inc., a Delaware corporation, (each, a “Reporting Person”, and together, the “Reporting Persons”) with the Securities and Exchange Commission on November 4, 1997, as amended by Amendment No. 1 filed on February 23, 1998 and Amendment No. 2 filed on May 12, 2006.

ITEM 1.	Security and Issuer.
Item 1 is amended and restated in its entirety as follows.
The securities to which this Amendment No. 3 relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of Ocwen Financial Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2002 Summit Boulevard, 6th Floor, Atlanta, GA 30319.

ITEM 2.	Identity and Background.
Item 2 is amended as follows.
(c) Mr. Wish is retired. Wishco is a holding company. BNW Partners L.P. is a general partnership formed for the investment of securities and BNW, Inc. is an S-corporation formed for the investment of securities. The Foundation is a charitable foundation that makes gifts to a wide variety of charities.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows.
(a) As of April 30, 2007, Barry N. Wish beneficially owns: (i) 209,995 shares of Common Stock directly, (ii) 37,000 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 5,812,118 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Foundation beneficially owns 37,000 shares of Common Stock held by Foundation. Wishco beneficially owns 5,812,118 shares of Common Stock held by Wishco. BNW Partners L.P. and BNW, Inc. each beneficially own 0 shares of Common Stock.
For purposes of this Amendment No. 3, the ownership percentage for each Reporting Person as of April 30, 2007 is based upon 63,184,867 shares outstanding according to the Issuer’s Form 10-K for period ended December 31, 2006. Barry N. Wish beneficially owns 9.6% of the Common Stock. Wishco beneficially owns 9.2% of the Common Stock. Foundation beneficially owns 0.1% of the Common Stock. BNW Partners L.P. and BNW, Inc. each beneficially own 0% of the Common Stock.
As of August 18, 2009, Barry N. Wish beneficially owns: (i) 209,995 shares of Common Stock directly, (ii) 37,000 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 5,203,047 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Foundation beneficially owns 37,000 shares of Common Stock held by Foundation. Wishco beneficially owns 5,203,047 shares of Common Stock held by Wishco. BNW Partners L.P. and BNW, Inc. each beneficially own 0 shares of Common Stock.

For purposes of this Amendment No. 3, the ownership percentage for each Reporting Person as of August 18, 2009 is based upon 99,713,111 shares outstanding according to the Issuer’s Form 10-Q for period ended June 30, 2009 and the Issuer’s Form 8-K dated August 18, 2009, reporting the issuance of 32,200,000 shares of common stock of the Issuer. Barry N. Wish beneficially owns 5.5% of the Common Stock. Wishco beneficially owns 5.2% of the Common Stock. Foundation beneficially owns 0% of the Common Stock. BNW Partners L.P. and BNW, Inc. each beneficially own 0% of the Common Stock.
As of September 1, 2011, Barry N. Wish beneficially owns: (i) 209,995 shares of Common Stock directly, (ii) 37,000 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 5,210,662 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Foundation beneficially owns 37,000 shares of Common Stock held by Foundation. Wishco beneficially owns 5,210,662 shares of Common Stock held by Wishco. BNW Partners L.P. and BNW, Inc. each beneficially own 0 shares of Common Stock.
For purposes of this Amendment No. 3, the ownership percentage for each Reporting Person as of September 1, 2011 is based upon 100,937,283 shares outstanding according to the Issuer’s Form 10-Q/A for the period ended March 31, 2011. Barry N. Wish beneficially owns 5.4% of the Common Stock. Wishco beneficially owns 5.2% of the Common Stock. Foundation beneficially owns 0% of the Common Stock. BNW Partners L.P. and BNW, Inc. each beneficially own 0% of the Common Stock.
(b) Barry N. Wish:
(1) Sole Voting Power: 209,995 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(2) Shared Voting Power: 5,849,118 (as of 4/30/2007); 5,240,047 (as of 8/18/2009); 5,247,662 (as of 9/1/2011)
(3) Sole Dispositive Power: 209,995 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(4) Shared Dispositive Power: 5,849,118 (as of 4/30/2007); 5,240,047 (as of 8/18/2009); 5,247,662 (as of 9/1/2011)
Wishco, Inc.:
(1) Sole Voting Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(2) Shared Voting Power: 5,812,118 (as of 4/30/2007); 5,203,047 (as of 8/18/2009); 5,210,662 (as of 9/1/2011)
(3) Sole Dispositive Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(4) Shared Dispositive Power: 5,812,118 (as of 4/30/2007); 5,203,047 (as of 8/18/2009); 5,210,662 (as of 9/1/2011)
Barry Wish Family Foundation, Inc.:
(1) Sole Voting Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(2) Shared Voting Power: 37,000 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(3) Sole Dispositive Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(4) Shared Dispositive Power: 37,000 (as of 4/30/2007; 8/18/2009; and 9/1/2011)

BNW Partners L.P. and BNW, Inc.:
(1) Sole Voting Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(2) Shared Voting Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(3) Sole Dispositive Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(4) Shared Dispositive Power: 0 (as of 4/30/2007; 8/18/2009; and 9/1/2011)
(c) Transactions within past 60 days of April 30, 2007:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	4/30/2007	BNW Partners L.P.	Disposition	351,940	$14.52
2.	4/30/2007	Wishco	Disposition	648,060	$14.52
Transactions within past 60 days of August 18, 2009: None.
Transactions within past 60 days of September 1, 2011: None.
(d) Not applicable.
(e) BNW Partners L.P. and BNW, Inc. ceased to be the beneficial owner of any Issuer Common stock as of April 30, 2007.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit
Number	Description

Exhibit 1	Joint Filing Agreement, dated September 1, 2011, by and among Barry N. Wish, Wishco, Inc., Barry Wish Family Foundation, Inc., BNW Partners L.P. and BNW, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2011

BARRY N. WISH
/s/ Barry N. Wish
Barry N. Wish

WISHCO, INC.
By:	/s/ Barry N. Wish
Barry N. Wish
President

BARRY WISH FAMILY FOUNDATION, INC.
By:	/s/ Barry N. Wish
Barry N. Wish
President

BNW PARTNERS L.P.
By:	/s/ Barry N. Wish
Barry N. Wish

BNW, INC.
By:	/s/ Barry N. Wish
Barry N. Wish